UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2019

On February 25, 2020, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2019 as follows:

•	Date and Time: March 20, 2020, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2019

2)	Amendment of the articles of incorporation

3)	Appointment of directors (one non-standing director, five non-executive directors)

3-1) Non-Standing Director Candidate: Yin Hur

3-2) Non-Executive Director Candidate: Stuart B. Solomon

3-3) Non-Executive Director Candidate: Suk Ho Sonu

3-4) Non-Executive Director Candidate: Myung Hee Choi

3-5) Non-Executive Director Candidate: Kouwhan Jeong

3-6) Non-Executive Director Candidate: Seon-joo Kwon

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Gyutaeg Oh

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1) Audit Committee Member Candidate: Myung Hee Choi

5-2) Audit Committee Member Candidate: Kouwhan Jeong

5-3) Audit Committee Member Candidate: Kyung Ho Kim

6)	Approval of the aggregate remuneration limit for directors

•	Other material information for an investment decision:

•	The term of office of Mr. Yin Hur, a nominee for non-standing director below, is currently set to expire on November 20, 2020.

•	Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominee for Non-Standing Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Yin Hur	December 1961	1 year	No

•  President & CEO, Kookmin Bank (Current)

•  Senior Executive Vice President, Sales Group, Kookmin Bank

•  Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank

•  Managing Director, Credit Analysis Division, Kookmin Bank

•  General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank

•  General Manager, Shinrim Nambu Branch, Kookmin Bank

•  General Manager, Dongbu Corporate Banking Branch, Kookmin Bank

•  M.A. in Law, Graduate School of Seoul National University

Nominees for Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Stuart B. Solomon	July 1949	1 year	No	• Chairman, Metlife Insurance Co. of Korea, Ltd. • President & CEO, Metlife Insurance Co. of Korea, Ltd. • Executive Vice President & Representative Director, Metlife Insurance Co. of Korea, Ltd. • Executive Managing Director, Metlife Insurance Co. of Korea, Ltd.	—

Suk Ho Sonu	September 1951	1 year	No	• Visiting Professor, School of Business Administration, Hongik University (Current) • Visiting Professor, Business School, Seoul National University • Dean, Graduate School of Business Administration, Hongik University • President, Korea Money and Finance Association • President, Korea Finance Association	—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operations Officer, Citibank Korea Inc.	—

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.

Seon-joo Kwon	November 1956	2 years	Yes	• Chairman & CEO, Industrial Bank of Korea • Head of Risk Management Division, Industrial Bank of Korea	—

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee*

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Gyutaeg Oh	February 1959	2 years	Yes

•  Professor, School of Business Administration, Chung-Ang University (Current)

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Kiwoom Securities Co., Ltd.

•  Non-Executive Director, KT Corporation

•  Assistant Professor, the University of Iowa

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Myung Hee Choi	February 1952	1 year	Yes	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operations Officer, Citibank Korea Inc.

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University (Current)

•  Vice President, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Non-Executive Director, Shinhan Investment Corp.

•  Vice Chairman, Korea Accounting Standards Board

•  President, The Korean Association for Government Accounting

Gyutaeg Oh	February 1959	1 year	Yes

•  Professor, School of Business Administration, Chung-Ang University (Current)

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Kiwoom Securities Co., Ltd.

•  Non-Executive Director, KT Corporation

•  Assistant Professor, the University of Iowa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 25, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer